SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2003

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

PRESS RELEASE
April 3, 2003

                         POLYAIR INTER PACK ANNOUNCEMENT

Toronto, Ontario, March 27, 2003 - Polyair Inter Pack Inc. (TSE and AMEX: PPK).

     PPK announces its decision to discontinue its negotiations to purchase an interest in Poly-Tech Radiant Inc.

     Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com) manufactures protective packaging and swimming pool accessory products, which are sold through a network of some 3,000 distributors across North America. Polyair operates ten manufacturing facilities, seven of which are based in the United States where the company generates approximately 86% of its annual sales. The shares are traded on the Toronto and The American Stock Exchange under the symbol "PPK".

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
Teresa Bess, Tom Caden or Dian Griesel Wendy Smith
The Investors Relations Group Shareholder Administrator
Phone: (212) 825-3210 Phone: (416) 740-2687
Email: theproteam@aol.com Email: wsmith@polyair.com

MANAGEMENT INFORMATION CIRCULAR

                            POLYAIR INTER PACK INC.
                        MANAGEMENT INFORMATION CIRCULAR
                            SOLICITATION OF PROXIES

     This management information circular is furnished in connection with the solicitation of proxies by the management of POLYAIR INTER PACK INC. (the ""Corporation") for use at the Special Meeting of Shareholders (the ""Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of special meeting of shareholders (the ""Notice of Meeting"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is as at August 16, 2002.

                     APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

     A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

     A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

                       EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted or voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, of which no Preference Shares and 6,223,300 Common Shares are issued and outstanding. Each Common Share entitles the registered holder thereof to one vote at all meetings of shareholders.

     All voting shareholders of record for purposes of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

     The Corporation has fixed September 2, 2002 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that: (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and
(b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten
(10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

     To the knowledge of the directors and senior officers of the Corporation, the only persons, firms or corporations which beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation, are as follows:

                                                             Percentage of total
                                                Number of       Common Shares
                                                Common Shares   Issued and
Name of Shareholder                             Held            Outstanding
Fred A. Litwin (1)                              2,929,233       47.07%
Howson Tattersall Investment Counsel Limited    1,251,100       20.10%

(1) Fred A. Litwin, the Chairman and a Director of the Corporation, beneficially owns or exercises control and direction over approximately 51.0% of the issued and outstanding shares of Consolidated Mercantile Incorporated, a publicly traded Canadian corporation, and 100% of the issued and outstanding shares of Cambrelco Inc., a private Ontario corporation. Consolidated Mercantile Incorporated holds 2,676,533 common shares of the Corporation, and Cambrelco Inc. holds 227,700 common shares of the Corporation. Mr. Litwin directly holds 25,000 common shares of the Corporation.

                             EXECUTIVE COMPENSATION

Summary of Compensation

     The following table sets forth all compensation earned during each of the last two completed fiscal years by the Chief Executive Officer and the Corporation's four most highly compensated executive officers who earned in excess of $100,000 during such year (""Named Executive Officers") other than the Chief Executive Officer:

                                                        Annual Compensation (3)
                                                        Salary         Bonus (2)
Name and Principal Position                     Year    ($)             ($)
Henry Schnurbach                                2001    340,000         NIL
 Chief Executive Officer                        2000    325,000         225,000
 Polyair Inter Pack Inc                         1999    313,000         125,000
Alan Castle                                     2001    188,180         NIL
 President, Packaging Sales and Marketing       2000    182,700         225,000
 Cantar/Polyair Corp.                           1999    173,988         125,000
Gary Crandall (1)                               2001    199,160         NIL
 President, Pool Sales and Marketing            2000    194,940         66,667
 Cantar/Polyair Corp.                           1999    185,657         41,750
Ray Vershum (1)                                 2001    112,386         NIL
 Regional Vice-President, Manufacturing         2000    109,300         16,667
 Cantar/Polyair Corp.                           1999    106,090         18,000
Martin De Groot (4)                             2001    176,016         NIL
 President, PSC Moulding Corp.                  2000    168,388         NIL

(1)  Compensation is stated herein in U.S. dollars.

(2) The bonuses paid to Messrs. Schnurbach and Castle are calculated, as a minimum, based on a percentage of the Corporation's pre-tax profit for the fiscal year, in accordance with the terms of their respective employment agreements.

(3) Annual compensation stated herein does not include perquisites and other personal benefits. The aggregate amount of perquisites and other personal benefits received by each Named Executive Officer in any financial year does not exceed ten percent (10%) of the total of the annual salary and bonus of such Named Executive OffiCcer for the financial year.

(4)  PSC Moulding Corp. became a subsidiary of the Corporation in July 1999.

Employment Agreements

     The Corporation has entered into employment agreements with each of Messrs. Schnurbach, Castle and Crandall, which contain provisions relating to non-competition, confidentiality and, in the cases of Messrs. Schnurbach and Castle, profit participation. The Corporation has also entered into an employment agreement with Mr. Vershum which contain provisions relating to non-competition and confidentiality.

Compensation of Directors

     Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to a fee of $500 for each meeting of the board of directors of the Corporation or committee thereof attended by such director, and to an annual retainer fee of $5,000.

Option Grants During the Fiscal Year Ended October 31, 2001

     There were no options granted to any Named Executive Officer of the Corporation during the fiscal year ended October 31, 2001.


Options Exercised During the Fiscal Year Ended October 31, 2001

     There were no options exercised by any Named Executive Officer of the Corporation during the fiscal year ended October 31, 2001. Particulars of the fiscal year end value of unexercised options are as follows:

                                                                                       Value of Unexercised
                                Securities                      Unexercised Options     in-the-money
                                Acquired on     Aggregate       at Fiscal Year End      Options at
                                Exercise        Value Realized  Exercisable/            Fiscal Year End
Name                            (#)             ($)             Unexercisable (#)       Exercisable/($)
Henry Schnurbach                NIL             NIL             320,000/NIL             NIL
Alan Castle                     NIL             NIL             118,750/NIL             NIL
Gary Crandall                   NIL             NIL             142,500/NIL             NIL
Ray Vershum                     NIL             NIL             7,000/NIL               NIL
Martin De Groot                 NIL             NIL             NIL                     NIL

Indebtedness of Directors and Senior Officers

     None of the Directors or senior officers of the Corporation or their respective associates or affiliates is indebted to the Corporation.

Composition of Compensation Committee

     The Compensation Committee of the Corporation consists of three directors of the Corporation none of whom is an officer or employee or a former officer or employee of the Corporation or any of its subsidiaries except for Fred A. Litwin, who is Chairman of the Board of Directors of the Corporation and a former officer of a subsidiary of the Corporation. During the most recently completed financial year of the Corporation, membership of the Compensation Committee was as follows:

Fred A. Litwin
Sol D. Nayman
Sidney Greenberg

Compensation Committee Report on Executive Compensation

     The Compensation Committee is responsible for recommending, for approval by the Board of Directors, the remuneration package of the senior officers of the Corporation including the Chief Executive Officer and the Named Executive Officers. The Compensation Committee may invite the Chief Executive Officer or other officers of the Corporation to attend meetings to provide advice and consultation as required.

Executive Compensation Strategy

     The remuneration package of the senior officers of the Corporation has four principal components: (i) base salary; (ii) annual bonus incentive programs;
(iii) long-term incentives, such as stock options; and (iv) a reasonable program of benefits and perquisites.

     The purpose of the executive compensation strategy is to: (i) attract and retain individuals who have demonstrated superior management ability, insight and judgement; (ii) motivate the performance of senior offiCcers in order to achieve the Corporation's strategic objectives, and achieve excellence within their respective areas of operations; and (iii) align and encourage a close identification between the interest of senior officers and employees and the creation and maintenance of shareholder value.

     The  Compensation  Committee  believes  that the policy  objectives  of the
Corporation will be enhanced when the components of compensation are commensurate with comparable levels of compensation of executives within a broad spectrum of companies engaged in those sectors in which the Corporation conducts its major operations. In this regard, from time to time, the Compensation Committee may engage consultants to provide analysis and advice regarding comparable levels of compensation of companies that carry on a similar business. The Compensation Committee also takes into account the fact that the Corporation is operating in a North American economy, which is particularly relevant for the establishment of base salaries of the senior executives of the Corporation for future years.

PERFORMANCE GRAPH

     The following graph illustrates the Corporation's cumulative increase in book value since October 31, 1996, considering a $100 investment versus the return on The Toronto Stock Exchange 300 Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG POLYAIR INTER PACK INC. AND THE TSE 300 INDEX 0 50 100 150 200 250 Oct. 31/01 Oct. 31/00 Oct. 31/99 Oct. 31/98 Oct. 31/97 Oct. 31/96 POLYAIR INTER PACK
INC. TSE 300 Stock Index TSE 300 Polyair Inter Date Stock Index Pack Inc. October 31, 1996 100 100 October 31, 1997 124 111 October 31, 1998 115 83
October 31, 1999 136 112 October 31, 2000 183 89 October 31, 2001 133 89 * $100
INVESTED ON 10/31/96 IN STOCK OR IN INDEX, INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING OCTOBER 31.

                APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

     The Corporation established the Stock Option Plan in 1996. The current terms of the Stock Option Plan provide that options to acquire Common Shares granted under the Stock Option Plan: (i) have a maximum term of seven (7) years from the time of grant; (ii) vest over a seven (7) year period in equal annual instalments of oneseventh (1/7th) of the total number of shares subject to the option; (iii) except in limited circumstances are nontransferable; and (iv) are exercisable at prices not less than that permitted by the TSX. The Stock Option Plan is administered by the Board of Directors of the Corporation.

     The Corporation is seeking shareholders' approval of amendments to the Stock Option Plan to (i) reserve 100,000 additional common shares for issuance upon the exercise of options granted pursuant thereto, (ii) increase the term of options granted pursuant thereto from seven (7) years to ten (10) years after the date of the grant, and (iii) increase the maximum number of Common Shares in respect of which an option may be exercised during each twelve (12) month period following the date of the grant of any option from one-seventh (1/7th) to one-fifth (1/5th) of the total number of Common Shares which are subject to the option, which amendments have been approved by the Board of Directors of the Corporation, subject to shareholder approval. The form of resolution that would authorize the amendments is set out in Schedule A to this Circular.

     There are currently 940,000 Common Shares reserved for issuance under the Stock Option Plan, and options have been granted and remain outstanding under the Plan to purchase 841,850 Common Shares. Of these, 693,250 options have been granted to the Corporation's current management and directors. The remaining 98,150 Common Shares reserved for issuance are not expected to sustain grants to existing management under the Stock Option Plan past 2002. Moreover, the Corporation intends to hire several key management employees to whom options may be granted pursuant to the Stock Option Plan. As a result, the Board of Directors has determined that it is appropriate to reserve 100,000 additional Common Shares to administer the regular stock option program and to give the Corporation the flexibility to make additional performance or incentive based option grants under the Stock Option Plan and to make additional option grants to new employees of the Corporation. Any further reservation of Common Shares for issue in accordance with the Stock Option Plan will require further approval by the shareholders of the Corporation. Pursuant to the policies of the TSX, the amendment to the Stock Option Plan must be approved by a majority of the votes cast at a shareholders' meeting, other than votes attaching to securities beneficially owned by:

(a)  insiders to whom  options may be issued  pursuant to the Stock Option Plan;
     and

(b)  associates of such persons.

     For this purpose, all shareholders of the Corporation will be entitled to vote on the amendment to the Stock Option Plan other than the Corporation's directors and senior officers, each of whom is an insider to whom options may be granted pursuant to the Stock Option Plan. The Chairman of the Corporation, Fred
A. Litwin, does not presently hold and, pursuant to a recent amendment to the Stock Option Plan, is not eligible to receive any options pursuant to the Stock Option Plan. As such, of the 6,223,300 Common Shares outstanding as at August 16, 2002, to the knowledge of the Corporation approximately 5,696,500 Common Shares are eligible to vote on the amendment to the Stock Option Plan.

     Unless a shareholder has specified in the accompanying form of proxy that the shares represented by such proxy are to be voted against the foregoing resolution, the persons named in the accompanying form of proxy intend to vote FOR such resolution.

                   APPROVAL OF AMENDMENTS TO CERTAIN OPTIONS

     In conjunction with the amendments to the Stock Option Plan described herein, the Board of Directors also approved, subject to regulatory and shareholder approval, an amendment of all of the options granted pursuant to the Corporation's Stock Option Plan, which are issued and outstanding as at the date of the Notice of Meeting, to increase the term thereof from seven (7) years to ten (10) years after the date of the grant. All other terms and conditions of each outstanding option (including the exercise price and the vesting provisions) will remain unchanged.

     Pursuant to the policies of the TSX, any amendment to a stock option held by an ""insider", including a change in the date of expiry, must be approved by a majority of the votes cast at a shareholders' meeting, other than votes attaching to securities beneficially owned by the insider and the insider's associates. None of the holders of the subject options are insiders of the Corporation other than the persons listed in the table below, which persons hold the number of unexercised options set forth opposite their respective names:

                                                Exercise Price       Number of
Name                    Date of Grant           Per Share           Options Held
Abramowitz, Stan        February 20, 1996       $6.00                   35,000
Castle, Alan            February 20, 1996       $6.00                   93,750
                        May 24, 1996            $6.00                   25,000
Crandall, Gary          February 20, 1996       $6.00                  142,500
Foglietta, John         April 22, 1998          $6.00                    7,000
Greenberg, Sidney       February 20, 1996       $6.00                   10,000
Nayman, Sol D.          February 20, 1996       $6.00                   10,000
Schnurbach, Henry       February 20, 1996       $6.00                  320,000
Tamkin, Daniel          February 20, 1996       $6.00                   50,000

     The shareholders of the Corporation will be asked to consider and, if they think it appropriate, pass, whether with or without variation, an ordinary resolution approving the amendment of the options held by the subject insiders to increase the term thereof from seven (7) years to ten (10) years after the date of the grant. The form of resolution that would authorize the amendment is set out in Schedule B to this Circular. As noted above, the resolution must be approved by a majority of the votes cast at the Meeting, other than votes attaching to securities beneficially owned by the insider and the insider's associates. The number of votes attaching to the common shares of the Corporation owned or beneficially controlled by the subject insiders and their associates will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. As such, of the 6,223,300 Common Shares outstanding as at August 16, 2002, to the knowledge of the Corporation approximately 5,696,500 Common Shares are eligible to vote on the amendment to the Stock Option Plan.

     Unless a shareholder has specified in the accompanying form of proxy that the shares represented by such proxy are to be voted against the foregoing resolution, the persons named in the accompanying form of proxy intend to vote FOR such resolution.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     A company controlled by Fred A. Litwin, the Chairman and a Director of the Corporation has an interest in the property leased by the Corporation at its facility in Toronto.

     Fred A. Litwin and Daniel S. Tamkin, Secretary and a Director of the Corporation, are each paid $50,000 per annum for consulting services provided to the Corporation. These services include advice and assistance relating to mergers, acquisitions and similar transactions by the Corporation as well as day-to-day legal and corporate affairs. These consulting arrangements are reviewed by the Compensation Committee and Board of Directors of the Corporation with each of Messrs. Litwin and Tamkin on an annual basis to determine whether they will be renewed and to outline the terms of any such renewal.

                                    GENERAL

     Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the proxy.

                              DIRECTORS' APPROVAL

     The contents and sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

                                BY ORDER OF THE
                                BOARD OF DIRECTORS

                                HENRY SCHNURBACH
                                President & CEO

Toronto, Ontario
September 3, 2002

                                   SCHEDULE A

Resolutions Relating To The Amendment Of The Stock Option Plan

     WHEREAS the Corporation has adopted a stock option plan known as the Polyair Inter Pack Inc. Stock Option Plan (the ""Plan"), which provides for the grant of options to purchase Common Shares of the Corporation to directors, oCcers and employees;

     AND WHEREAS, pursuant to Section 6 of the Plan, the period during which any option is exercisable is the period commencing on the date of the grant and terminating at 5:00 p.m. (Toronto time) on the seventh anniversary of the date of the grant (the ""Expiry Time");

     AND WHEREAS it is desirable to amend the terms of the Plan to extend the Expiry Date of any and all options granted thereunder to the tenth (10th) anniversary of the date of the grant thereof;

     AND WHEREAS it is desirable to amend the terms of the Plan to increase the maximum number of Common Shares in respect of which an option may be exercised during each twelve (12) month period following the date of the grant of any option (an ""Option Period") from one-seventh (1/7th) of the total number of Common Shares which are subject to the option (rounded, if necessary, to the next higher whole Common Share) to one-fifth (1/5th) of the total number of Common Shares which are subject to the option (rounded, if necessary, to the next higher whole Common Share);

     AND WHEREAS it is desirable to amend the terms of the Plan to increase the maximum number of common shares of the Corporation which may be reserved for issuance under the Plan by an amount up to 100,000 common shares, thereby increasing such maximum number from 940,000 common shares to an amount up to 1,040,000 common shares, such amount to be determined by the President of the Corporation;

RESOLVED THAT:

     1. the Corporation be and is hereby authorized to amend the Plan to extend the Expiry Date of any and all options granted thereunder to the tenth (10th) anniversary of the date of the grant thereof;

     2. the Corporation be and is hereby authorized to amend the Plan to increase the maximum number of Common Shares in respect of which an option may be exercised during each twelve (12) month period following the date of the grant of any option (an ""Option Period") from one-seventh (1/7th) of the total number of Common Shares which are subject to the option (rounded, if necessary, to the next higher whole Common Share) to one-fifth (1/5th) of the total number of Common Shares which are subject to the option (rounded, if necessary, to the next higher whole Common Share);

     3. the Corporation be and is hereby authorized to amend the Plan to increase the maximum number of common shares of the Corporation which may be reserved for issuance under the Plan by an amount up to 100,000 common shares, thereby increasing such maximum number from 940,000 common shares to an amount up to 1,040,000 common shares, such amount to be determined by the President of the Corporation; and

     4. any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution.

                                   SCHEDULE B

Resolutions Relating To The Amendment Of Certain Options

     WHEREAS  the   Corporation  has  granted  certain  options  (the  ""Insider
     Options") to directors and officers of the Corporation pursuant to the Corporation's Stock Option Plan (the ""Plan");

     AND WHEREAS, pursuant to Section 6 of the Plan as well as the terms of the option agreements (the ""Insider Option Agreements") which evidence the grant of the Insider Options, the period during which any of the Insider Options is exercisable is the period commencing on the date of the grant and terminating at 5:00 p.m. (Toronto time) on the seventh anniversary of the date of the grant (the ""Expiry Time");

     AND WHEREAS it is desirable to amend the terms of the Insider Options and the Insider Option Agreements, to extend the Expiry Date of any and all Insider Options to the tenth (10th) anniversary of the date of the grant thereof;

     RESOLVED THAT:

     1. the Corporation be and is hereby authorized to amend the terms of the Insider Options to extend the Expiry Date of any and all Insider Options to the tenth (10th) anniversary of the date of the grant thereof; and

     2. any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution.

FORM OF PROXY

                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
                            POLYAIR INTER PACK INC.
                         FOR USE AT THE SPECIAL MEETING
                 OF SHAREHOLDERS TO BE HELD ON OCTOBER 10, 2002

     The undersigned shareholder(s) of POLYAIR INTER PACK INC. (the ""Corporation") hereby appoints Fred A. Litwin, Chairman of the Board of the Corporation, or failing him, Henry Schnurbach, President of the Corporation, or failing him, Daniel S. Tamkin, Secretary of the Corporation, or in lieu of the foregoing, , as nominee of the undersigned to attend, act and vote for the undersigned at the special meeting of Shareholders of the Corporation (the ""Meeting") to be held on the 10th day of October, 2002 and at any adjournment or adjournments thereof.

     The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

     (a) VOTED FOR _ AGAINST _ or, if no specification is made, VOTE to pass an ordinary resolution authorizing amendments to the Corporation's Stock Option Plan to (i) reserve 100,000 additional common shares for issuance upon the exercise of options granted pursuant thereto, (ii) increase the term of options granted pursuant thereto from seven (7) years to ten (10) years after the date of the grant, and (iii) increase the maximum number of Common Shares in respect of which an option may be exercised during each twelve (12) month period following the date of the grant of any option from one-seventh (1/7) to one-fifth (1/5) of the total number of Common Shares which are subject to the option, all as fully described in the accompanying Circular, the full text of which resolution is set forth in Schedule A of the Circular;

     (b) VOTED FOR _ AGAINST _ or, if no specification is made, VOTE to pass an ordinary resolution authorizing the amendment of certain options of directors and officers of the Corporation previously granted pursuant to the Corporation's Stock Option Plan, to increase the term thereof from seven (7) years to ten (10) years after the date of the grant, all as fully described in the accompanying Circular, the full text of which resolution is set forth in Schedule B of the Circular; and

     (c) VOTED on such matters as may properly come before the Meeting or any adjournment thereof; hereby revoking any proxy previously given.

     If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments thereof or if any other matters properly come before the Meeting or any adjournments thereof, this proxy confers discretionary authority to vote on such amendments or variations on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments thereof.

DATED this day of , 2002.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

3. The shares represented by this proxy will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be voted for the matters referred to. Where no speciNcation is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4. Proxies to be used at the Meeting must be received at the Corporation's office or the office of its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.   This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return this form of proxy,               COMPUTERSHARE TRUST
in the envelope provided for                    COMPANY OF CANADA
that purpose to:                                100 University Avenue
                                                9th Floor
                                                Toronto, Ontario
                                                M5J 2Y1

NOTICE OF MEETING

                            POLYAIR INTER PACK INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Polyair Inter Pack Inc. (the ""Corporation") will be held at the head office of the Corporation, at 258 Attwell Drive, Toronto, Ontario, M9W 5B2, on Thursday, October 10, 2002, at the hour of 4:00 o'clock in the afternoon (Toronto time), for the following purposes:

     1. to consider and, if thought fit, to pass a resolution authorizing amendments to the Corporation's Stock Option Plan to (i) reserve 100,000 additional common shares for issuance upon the exercise of options granted pursuant thereto, (ii) increase the term of options granted pursuant thereto from seven (7) years to ten (10) years after the date of the grant, and (iii) increase the maximum number of Common Shares in respect of which an option may be exercised during each twelve (12) month period following the date of the grant of any option from one-seventh (1/7) to one-fifth (1/5) of the total number of Common Shares which are subject to the option;

     2. to consider and, if thought fit, to pass a resolution authorizing the amendment of certain options of directors and officers of the Corporation previously granted pursuant to the Corporation's Stock Option Plan, to increase the term thereof from seven (7) years to ten
          (10) years after the date of the grant; and

     3. to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

     This notice is accompanied by a form of proxy and a management information circular of the Corporation.

     Shareholders who are unable to be present in person at the meeting are requested to sign and return the accompanying form of proxy for use at the meeting in the envelope provided for that purpose.

     The board of directors has fixed the close of business on September 2, 2002 as the record date for the determination of holders of common shares entitled to notice of the meeting and any adjournments thereof. The board of directors has fixed the close of business on the second business day preceding the day of the meeting (excluding Saturdays, Sundays and holidays) and any adjournments thereof as the time before which proxies to be used or acted upon at the meeting or any adjournments thereof shall be deposited with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

DATED at Toronto, Ontario this 3rd day of September, 2002.

                                        By Order of the Board of Directors

                                        HENRY SCHNURBACH
                                        President & CEO

LETTER TO HOLDERS


September 3, 2002

Dear Shareholder:

     On behalf of management and our Board of Directors, we are pleased to invite you to attend a Special Meeting of Shareholders of Polyair Inter Pack Inc. The purpose of the meeting will be to ask our shareholders (excluding certain insiders and their associates) to approve amendments to the company's Stock Option Plan to (i) reserve 100,000 additional common shares for issuance on the exercise of options, (ii) increase the term of options from 7 years to 10 years after the date of the grant, and (iii) increase the maximum number of common shares in respect of which an option may be exercised during each 12-month period from 1/7 to 1/5 of the total number of common shares which are subject to the option. Additionally, shareholders will be asked to approve the amendment of certain outstanding options held by directors and oficers of the company to increase the term thereof from 7 years to 10 years after the date of the grant.

     The amendments to the Stock Option Plan and to the outstanding options represent management's attempt to promote continuity of the company's senior executives and provide additional incentives in order to attract experienced executives.

     The meeting will be held at the company's head office, at 258 Atwell Drive, Toronto, Ontario, M9W 5B2, commencing at 4:00 p.m. (Toronto time) on Thursday, October 10, 2002. The Notice of Meeting, Management Information Circular and Form of Proxy are enclosed with this letter. Also enclosed is our Quarterly Report for the Third Quarter of 2002.

     We hope that you will be able to attend the upcoming Special Meeting. If you are unable to attend, please complete, date and sign the enclosed form of proxy, and return it in the envelope provided. Even if you plan to attend the meeting, you may nevertheless find it convenient to vote in advance of the meeting by completing and returning the proxy form.

     We look forward to seeing you at the Special Meeting.

                                        Yours truly,
                                        HENRY SCHNURBACH
                                        President & CEO
                                        Polyair Inter Pack Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 27, 2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Financial Officer